BofA Securities Europe SA

Form SBSE-A

Amendment - SBSE-A/A

January 23, 2023

The following changes were made in this Amendment:

Changes to Principals

Anne Finucane – Removed as Director

Update to Section II Foreign Financial Regulatory Authorities

European Central Bank – Country was changed to Germany from France

Changes to Question 13B

CHICAGO MERCANTILE EXCHANGE INC. – Added to Execute or Trade section

AO RAIFFEISENBANK – Added to Custody, Clear, or Settle section

Islandsbanki HF. – Added to Custody, Clear, or Settle section

CITIBANK N.A. LONDON BRANCH – Removed from Custody, Clear, or Settle section

CBOE CLEAR EUROPE – Updated name from EUROPEAN CENTRAL COUNTERPARTY

N.V. in Custody, Clear, or Settle section